----------------------------
                                                            OMB APPROVAL

                                                     OMB NUMBER: 3235-0145

                                                     EXPIRES: FEBRUARY 28, 2009

                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE 14.5
                                                    ----------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*



                          MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    58606R403
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  DAVID GERBER
                            GREAT POINT PARTNERS, LLC
                           165 MASON STREET, 3RD FLOOR
                              GREENWICH, CT 06830.
                                 (203) 971-3300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                DECEMBER 5, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

--------------------
CUSIP No.  58606R403
--------------------

=========== ===========================================================================================
    1       Names of Reporting Persons.

            Great Point Partners, LLC


            I.R.S. Identification Nos. of above persons (entities only).

            37-1475292
----------- -------------------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)   [ ]

             (b)   [ ]
----------- -------------------------------------------------------------------------------------------
    3       SEC Use Only
----------- -------------------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)  AF
----------- -------------------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
----------- -------------------------------------------------------------------------------------------
    6       Citizenship or Place of Organization  Delaware
----------- -------------------------------------------------------------------------------------------
                                          7     Sole Voting Power  -0-
          Number of Shares             -------- -------------------------------------------------------
                                          8     Shared Voting Power  -0-
        Beneficially Owned by          -------- -------------------------------------------------------
                                          9     Sole Dispositive Power  -0-
     Each Reporting Person With        -------- -------------------------------------------------------
                                         10     Shared Dispositive Power  -0-
-------------------------------------- -------- -------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person  -0-
----------- -------------------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
----------- -------------------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)  0%
----------- -------------------------------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)

                     OO
            -------------------------------------------------------------------------------------------
            -------------------------------------------------------------------------------------------
            -------------------------------------------------------------------------------------------
=========== ===========================================================================================

--------------------
CUSIP No.  58606R403
--------------------

=========== ===========================================================================================
    1       Names of Reporting Persons.

            Dr. Jeffrey R. Jay, M.D.


            I.R.S. Identification Nos. of above persons (entities only).
----------- -------------------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)   [ ]

             (b)   [ ]
----------- -------------------------------------------------------------------------------------------
    3       SEC Use Only
----------- -------------------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)  AF
----------- -------------------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
----------- -------------------------------------------------------------------------------------------
    6       Citizenship or Place of Organization  United States
----------- -------------------------------------------------------------------------------------------
                                          7     Sole Voting Power  -0-
          Number of Shares             -------- -------------------------------------------------------
                                          8     Shared Voting Power  -0-
        Beneficially Owned by          -------- -------------------------------------------------------
                                          9     Sole Dispositive Power  -0-
     Each Reporting Person With        -------- -------------------------------------------------------
                                         10     Shared Dispositive Power  -0-
-------------------------------------- -------- -------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person  -0-
----------- -------------------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
----------- -------------------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)  0%
----------- -------------------------------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)

                     IN
            -------------------------------------------------------------------------------------------
            -------------------------------------------------------------------------------------------
            -------------------------------------------------------------------------------------------
=========== ===========================================================================================

--------------------
CUSIP No.  58606R403
--------------------

=========== ===========================================================================================
    1       Names of Reporting Persons.

            Mr. David Kroin


            I.R.S. Identification Nos. of above persons (entities only).
----------- -------------------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)   [ ]

             (b)   [ ]
----------- -------------------------------------------------------------------------------------------
    3       SEC Use Only
----------- -------------------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)  AF
----------- -------------------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
----------- -------------------------------------------------------------------------------------------
    6       Citizenship or Place of Organization  United States
----------- -------------------------------------------------------------------------------------------
                                          7     Sole Voting Power  -0-
          Number of Shares             -------- -------------------------------------------------------
                                          8     Shared Voting Power  -0-
        Beneficially Owned by          -------- -------------------------------------------------------
                                          9     Sole Dispositive Power  -0-
     Each Reporting Person With        -------- -------------------------------------------------------
                                         10     Shared Dispositive Power  -0-
-------------------------------------- -------- -------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person  -0-
----------- -------------------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
----------- -------------------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)  0%
----------- -------------------------------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)

                     IN
            -------------------------------------------------------------------------------------------
            -------------------------------------------------------------------------------------------
            -------------------------------------------------------------------------------------------
=========== ===========================================================================================

--------------------
CUSIP No.  58606R403
--------------------

=========== ===========================================================================================
    1       Names of Reporting Persons.

            Biomedical Value Fund, L.P.


            I.R.S. Identification Nos. of above persons (entities only).

            37-1475295
----------- -------------------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)   [ ]

             (b)   [ ]
----------- -------------------------------------------------------------------------------------------
    3       SEC Use Only
----------- -------------------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)  PF
----------- -------------------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
----------- -------------------------------------------------------------------------------------------
    6       Citizenship or Place of Organization  Delaware
----------- -------------------------------------------------------------------------------------------
                                          7     Sole Voting Power  -0-
          Number of Shares             -------- -------------------------------------------------------
                                          8     Shared Voting Power  -0-
        Beneficially Owned by          -------- -------------------------------------------------------
                                          9     Sole Dispositive Power  -0-
     Each Reporting Person With        -------- -------------------------------------------------------
                                         10     Shared Dispositive Power  -0-
-------------------------------------- -------- -------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person  -0-
----------- -------------------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
----------- -------------------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)  0%
----------- -------------------------------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)

                     PN
            -------------------------------------------------------------------------------------------
            -------------------------------------------------------------------------------------------
            -------------------------------------------------------------------------------------------
=========== ===========================================================================================

--------------------
CUSIP No.  58606R403
--------------------

=========== ===========================================================================================
    1       Names of Reporting Persons.

            Biomedical Offshore Value Fund, Ltd.


            I.R.S. Identification Nos. of above persons (entities only).

            20-0308288
----------- -------------------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)   [ ]

             (b)   [ ]
----------- -------------------------------------------------------------------------------------------
    3       SEC Use Only
----------- -------------------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)  PF
----------- -------------------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
----------- -------------------------------------------------------------------------------------------
    6       Citizenship or Place of Organization  Cayman Islands
----------- -------------------------------------------------------------------------------------------
                                          7     Sole Voting Power  -0-
          Number of Shares             -------- -------------------------------------------------------
                                          8     Shared Voting Power  -0-
        Beneficially Owned by          -------- -------------------------------------------------------
                                          9     Sole Dispositive Power  -0-
     Each Reporting Person With        -------- -------------------------------------------------------
                                         10     Shared Dispositive Power  -0-
-------------------------------------- -------- -------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person  -0-
----------- -------------------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
----------- -------------------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)  0%
----------- -------------------------------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)

                     OO
            -------------------------------------------------------------------------------------------
            -------------------------------------------------------------------------------------------
            -------------------------------------------------------------------------------------------
=========== ===========================================================================================

         This Amendment No. 6 to Schedule 13D (this "Amendment") is filed by the undersigned to amend the Statement on Schedule 13D, filed by the undersigned on October 24, 2006, as amended by Amendment No. 1, filed by the undersigned on October 17, 2007, as amended by Amendment No. 2, filed by the undersigned on October 17, 2007, as amended by Amendment No. 3, filed by the undersigned on October 22, 2007, as amended by Amendment No. 4, filed on October 24, 2007, as amended by Amendment No. 5, filed on November 6, 2007 (collectively, the "Original Filing"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing. Any reference to "this
Schedule 13D" in the Original Filing or in this Amendment shall refer to the Original Filing as amended by this Amendment.

ITEM 4.  PURPOSE OF THE TRANSACTION

         On December 5, 2008 and December 8, 2008, BMVF sold 527,702 and 22,797 shares, respectively, of Common Stock of the issuer held by it, all for a purchase price of $0.59 per share.

         On December 5, 2008 and December 8, 2008, BOVF sold 449,523 and 19,418 shares, respectively, of Common Stock of the issuer held by it, all for a purchase price of $0.59 per share.

         On January 5, 2009, the issuer completed a merger (the "Merger") with 900 North Point Acquisition Corporation, a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Hoffmann-La Roche Inc., a New Jersey corporation ("Roche"), pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of November 25, 2008, among the issuer, Roche and Merger Sub (the "Merger Agreement"). Pursuant to the Merger Agreement, all of the common stock of the issuer held by BMVF and BOVF was tendered to Merger Sub at a purchase price of $0.61 per share. As a result of the transactions contemplated by the Merger Agreement, the Reporting Persons no longer beneficially own any securities of the issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated as follows:

         (a) through (b)

         The Reporting Persons no longer beneficially own any securities of the issuer.

         (c)

         See Item 4.

         (d) Not applicable.

         (e) January 5, 2009.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

EXHIBIT A: Joint Filing Agreement, dated as of January 9, 2009.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 9, 2009


                                       Biomedical Value Fund, L.P.

                                       By:   Great Point GP, LLC, its general
                                             partner

                                       By:   /s/ Dr. Jeffrey R. Jay
                                          --------------------------------
                                             Name:  Dr. Jeffrey R. Jay
                                             Title: Senior Managing Member



                                       Biomedical Offshore Value Fund, Ltd.

                                       By:   Great Point GP, LLC, its investment
                                             manager

                                       By:   /s/ Dr. Jeffrey R. Jay
                                          --------------------------------
                                             Name:  Dr. Jeffrey R. Jay
                                             Title: Senior Managing Member



                                       Great Point Partners, LLC


                                       By:   /s/ Dr. Jeffrey R. Jay
                                          --------------------------------
                                             Name:  Dr. Jeffrey R. Jay
                                             Title: Senior Managing Member


                                             /s/ Dr. Jeffrey R. Jay
                                       -----------------------------------
                                       Dr. Jeffrey R. Jay, individually


                                             /s/ Mr. David Kroin
                                       -----------------------------------
                                       Mr. David Kroin, individually

             AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D/A


The undersigned hereby agree as follows:

         (i) Each of them is individually eligible to use the Schedule 13D/A to which this Exhibit is attached, and such Schedule 13D/A is filed on behalf of each of them; and

         (ii)     Each of them is responsible for the timely filing of such
Schedule 13D/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  January 9, 2009


                                       Biomedical Value Fund, L.P.

                                       By:   Great Point GP, LLC, its general
                                             partner

                                       By:   /s/ Dr. Jeffrey R. Jay
                                          --------------------------------
                                             Name:  Dr. Jeffrey R. Jay
                                             Title:  Senior Managing Member



                                       Biomedical Offshore Value Fund, Ltd.

                                       By:   Great Point GP, LLC, its investment
                                             manager

                                       By:   /s/ Dr. Jeffrey R. Jay
                                          --------------------------------
                                             Name:  Dr. Jeffrey R. Jay
                                             Title:  Senior Managing Member



                                       Great Point Partners, LLC


                                       By:   /s/ Dr. Jeffrey R. Jay
                                          --------------------------------
                                             Name:  Dr. Jeffrey R. Jay
                                             Title:  Senior Managing Member


                                             /s/ Dr. Jeffrey R. Jay
                                       -----------------------------------
                                       Dr. Jeffrey R. Jay, individually

                                             /s/ Mr. David Kroin
                                       -----------------------------------
                                       Mr. David Kroin, individually